Filed pursuant to Rule 424(b)(3)
                                                     Registration No. 333-133382


                                2,269,750 Shares


                             [LOGO OF NOBLE ROMAN'S]


                                  Common Stock

                 Prospectus Supplement No. 1 dated June 26, 2006
                      to the Prospectus dated May 18, 2006

         This prospectus supplement relates to the resale by the selling shareholder, including its transferees, pledgees, donees or successors identified in the prospectus of up to 2,269,750 shares of Noble Roman's, Inc. common stock which is currently held by such selling shareholder. This prospectus supplement should be read in conjunction with and may not be delivered or utilized without our prospectus dated May 18, 2006, including any amendments or supplements thereto.

         The shares are being registered to permit the selling shareholder to sell the shares from time to time. The prices at which the selling shareholder may sell the shares will be determined by the prevailing market price for the shares or in negotiated transactions. We will not receive any of the proceeds from the sale of shares of common stock by the selling shareholder, but will bear the costs relating to the registration of the shares.

         The selling shareholder may sell the shares covered by this prospectus from time to time through various means (e.g., in ordinary brokerage transactions, directly to market makers for our shares, in negotiated transactions or otherwise, at prevailing market prices). The selling shareholder and any underwriters, agents, brokers or dealers through or to whom these shares of common stock may be sold may be deemed "underwriters" of the shares within the meaning of the Securities Act of 1933, as amended, in which event all brokerage commissions or discounts and other compensation received by such brokers or dealers may be deemed to be "underwriting compensation." If required, the selling shareholder will disclose the names of any underwriter(s), applicable commissions or discounts, and any other required information with respect to any particular sales in an accompanying prospectus supplement.

         The selling securityholder has informed us that it has engaged C.L. King & Associates, Inc. to act as its broker in connection with the sale of the common stock offered by the prospectus. C.L. King & Associates, Inc. will be entitled to a brokerage commission equal to $.03 per share of common stock sold. The selling shareholder will pay commissions and selling expenses, if any, incurred by it. The information is based on information provided by or on behalf of the selling securityholders. Any changed information given to us by the selling securityholders will be set forth in prospectus supplements if and when necessary.

         Investing in the common stock involves risks. See "Risk Factors" beginning on page 3 of the prospectus.

         Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if the prospectus or this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.